Exhibit 99.3

CERTIFICATE OF QUALIFICATION OF DION BRANDT

I, Dion Brandt, PhD, SACNASP do hereby certify that:

1)	I am a Senior Geological Associate with Behre Dolbear International Limited of 3rd Floor, International House, Dover Place, Ashford, Kent, TN23 1HU, United Kingdom.

2)	I am an active member of the South African Council for Natural Scientific Professions (SACNASP), and of the Geological Society of South Africa (GSSA).

3)	I graduated from the University of the Witwatersrand with a BSc degree in Geology, with Honours (in the first class) in 1991, an MSc (with distinction) in 1992 - 1993 and with a Ph.D. in 1999.

4)	I have practiced my profession continuously as a geologist for a total of 19 years since graduation from university.

5)

I have read the definition of “qualified person” as set out in National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association as defined in NI 43-101 and relevant past work experience, I fulfill the requirements to be and am a “qualified person” for the purposes of NI 43-101 and for this report.

6)

I am co-responsible for the preparation of portions of this “TECHNICAL REPORT ON THE PALMILLA GOLD PROJECT” with an effective date of the 15th of December, 2012, including specifically Items 12.1 and 12.5 and where indicated within the report and for general background briefing material.

7)

As of the date of this report: to the best of my knowledge, information, and belief, my contributions to this technical report contain all scientific and technical information that is required to be disclosed to not make this report misleading.

8)

I am independent of Petaquilla Minerals Limited, holder of the Rio Belencillo Concession as set out in Section 1.5 of National Instrument 43-101. I have had no prior involvement with the property that is the subject of this Technical Report.

9)	I have read National Instrument 43-101 and Form 43-101 F1, and the Technical Report has been prepared in compliance with that instrument and form.

10)

I consent to the filing of this Technical Report with any stock exchange or other regulatory authority and publication by them for regulatory purposes, including electronic publication in public company files on their websites, where the Technical Report is accessible by the public.

Effective on this 11th Day of December, 2012

/s/ Dion Brandt

Signed Dion Brandt, PrSciNat, PhD